U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1(a) NAME OF ISSUER	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
NORDSON CORPORATION	34-0590250	0-7977

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE AND NUMBER
	28601 CLEMENS ROAD	WESTLAKE	OH	44145	440 892-1580

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	CITY	STATE	ZIP CODE
WILLIAM D. GINN		DIRECTOR	28601 CLEMENS ROAD	WESTLAKE	OH	44145

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common Shares w/o par value	UBS SECURITIES		1,500	48,660	33,580,430	4-6-09	NASDQ
	30050 CHAGRIN BLVD.						
	PEPPER PIKE, OH 44124						

1.
(a) Name of issuer.
(b) Issuer's IRS Identification Number.
(c) Issuer's SEC file number, if any.
(d) Issuer's address, including zip code.
(e) Issuer's telephone number, including area code.

2.
(a) Name of person for whose account the securities are to be sold.
(b) Such person's or I.R.S. Identification number, if such a person is an entity.
(c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
(d) Such person's address, including zip code.

3.
(a) Title of the class of securities to be sold.
(b) Name and address of each broker through whom the securities are intended to be sold.
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
(f) Approximate date on which the securities are to be sold.
(g) Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class Date you Acquired Nature of Acquisition Transaction Name of Person from Whom Acquired (If gift, also give date donor acquired) Amount of Securities Acquired Date of Payment Nature of Payment
COMMON SHS W/O PAR VALUE VARIOUS PURCHASE ISSUER 1,500 VARIOUS CASH
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller Title of Securities Sold Date of Sale Amount of Securities Sold Gross Proceeds William D. Ginn Common Shares w/o par value 1-15-09 1,000 32,188.20 28601 Clemens Road Westlake, OH 44145

Remarks:
INSTRUCTIONS: See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. April 6, 2009 Date of Notice Robert E. Veillette, Attorney-In-Fact (Signature)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)